UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.16)1

ATRM Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04964A103

(CUSIP Number)

JEFFREY E. EBERWEIN

LONE STAR VALUE MANAGEMENT, LLC

53 Forest Avenue, 1st Floor

Old Greenwich, Connecticut 06870

(203) 489-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 31, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04964A103

1	NAME OF REPORTING PERSON

Lone Star Value Investors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,067,885
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,067,885
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,067,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 04964A103

1	NAME OF REPORTING PERSON

LONE STAR VALUE CO-INVEST I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 04964A103

1	NAME OF REPORTING PERSON

Lone Star Value Investors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,067,885
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,067,885
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,067,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.8%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 04964A103

1	NAME OF REPORTING PERSON

Lone Star Value Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Connecticut
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,077,885
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,077,885
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,077,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.2%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 04964A103

1	NAME OF REPORTING PERSON

Jeffrey E. Eberwein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,087,885
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,087,885
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,087,885*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.6%
14	TYPE OF REPORTING PERSON

IN

* Includes 10,000 Shares owned directly by Mr. Eberwein granted under the Issuer’s 2014 Incentive Plan.

6

CUSIP No. 04964A103

The following constitutes Amendment No. 16 to the Schedule 13D filed by the undersigned (“Amendment No. 16”). This Amendment No. 16 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2(e) is hereby amended and restated to read as follows:

Other than as set forth herein, no Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Lone Star Value Management and Mr. Eberwein are each subject to a Securities and Exchange Commission (“SEC”) administrative order, dated February 14, 2017 (File No. 3-17847), relating to alleged violations of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules promulgated thereunder, including failing to disclose the members of a stockholder group, and further allegations that Mr. Eberwein violated Section 16(a) of the Exchange Act and the rules promulgated thereunder, including failing to timely file initial statements of beneficial ownership on Form 3 and changes thereto on Form 4. Without admitting or denying any violations, (i) Lone Star Value Management agreed to cease and desist from committing or causing any violations of Section 13(d) of the Exchange Act and Rules 13d-1 and 13d-2 promulgated thereunder, and paid a civil penalty of $120,000 to the SEC and (ii) Mr. Eberwein agreed to cease and desist from committing or causing any violations of (x) Section 13(d) of the Exchange Act and Rules 13d-1 and 13d-2 promulgated thereunder and (y) Section 16(a) of the Exchange Act and Rules 16a-2 and 16a-3 promulgated thereunder, and paid a civil penalty to the SEC in the amount of $90,000.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 2,496,219 Shares outstanding as of April 6, 2017, which is the total number of Shares outstanding as reported to the Reporting Persons by the Issuer on April 6, 2017.

A.	Lone Star Value Investors
(a)	As of the date hereof, Lone Star Value Investors beneficially owned 1,067,885 Shares.

Percentage: Approximately 42.8%

(b)	1. Sole power to vote or direct vote: 1,067,885
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,067,885
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Investors has not entered into any transactions in the Shares during the past 60 days.
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CUSIP No. 04964A103

B.	Lone Star Value Co-Invest
(a)	As of the date hereof, Lone Star Value Co-Invest did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Co-Invest has not entered into any transactions in the Shares during the past 60 days.
C.	Lone Star Value GP
(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors and Lone Star Value Co-Invest, may be deemed the beneficial owner of the 1,067,885 Shares owned by Lone Star Value Investors.

Percentage: Approximately 42.8%

(b)	1. Sole power to vote or direct vote: 1,067,885
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,067,885
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value GP has not entered into any transactions in the Shares during the past 60 days.
D.	Lone Star Value Management
(a)	As of the date hereof, 10,000 Shares were held in the Separately Managed Account. Lone Star Value Management, as the investment manager of Lone Star Value Investors, Lone Star Value Co-Invest and the Separately Managed Account, may be deemed the beneficial owner of the (i) 1,067,885 Shares owned by Lone Star Value Investors and (ii) 10,000 Shares held in the Separately Managed Account.

Percentage: Approximately 43.2%

(b)	1. Sole power to vote or direct vote: 1,077,885
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,077,885
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Management has not entered into any transactions in the Shares during the past 60 days.
8

CUSIP No. 04964A103

E.	Mr. Eberwein
(a)	As of the date hereof, Mr Eberwein directly owned 10,000 Shares. Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the (i) 1,067,885 Shares owned by Lone Star Value Investors and (ii) 10,000 Shares held in the Separately Managed Account.

Percentage: Approximately 43.6%

(b)	1. Sole power to vote or direct vote: 1,087,885
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,087,885
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item	6 is hereby amended to add the following:

Effective March 31, 2017, Lone Star Value Co-Invest entered into a Securities Purchase Agreement (the “March 2017 Securities Purchase Agreement”) with the Issuer, pursuant to which Lone Star Value Co-Invest purchased, for $500,000 in cash, an unsecured promissory note made by the Issuer in the principal amount of $500,000 (the “Co-Invest March 2017 Note”), bearing interest at 10.0% per annum (provided, however that interest may be paid in-kind (PIK Interest) at an annual rate of 12% (versus the 10% interest rate applied to cash payments) at the discretion of Lone Star Value Co-Invest in the manner specified in the Co-Invest March 2017 Note), with interest payable semiannually and any unpaid principal and interest due on April 1, 2019. The Issuer may prepay the Co-Invest March 2017 Note at any time after a specified amount of advance notice to Lone Star Value Co-Invest. The foregoing description of the terms of the March 2017 Securities Purchase Agreement and Co-Invest March 2017 Note is not complete and is qualified in its entirety by reference to the text of the March 2017 Securities Purchase Agreement and Co-Invest March 2017 Note, which are attached as Exhibits 99.1 and 99.2 hereto, respectively, and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	March 2017 Securities Purchase Agreement, dated March 31, 2017.
99.2	Co-Invest March 2017 Note, dated March 31, 2017.

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CUSIP No. 04964A103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2017

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Co-Invest I, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein

10